UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _______)*

          BIRCH BRANCH, INC.
(Name of Issuer)

              COMMON STOCK
 (Title of Class of Securities)

 (CUSIP Number)

Michael L. Schumacher
President, Treasurer, Chief Financial Officer and Director
2525 Fifteenth Street
Suite 3H
Denver, CO 80211
303-480-5037
                           303-480-5038 (fax)
 (Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                   January 11, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 3d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. ___________________

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Michael L. Schumacher   ###-##-####

(2) Check the Appropriate Box if a Member (a) [   ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 7,264
Beneficially Owned	(8) Shared Voting Power 681,368
by Each Reporting	(9) Sole Dispositive Power 7,264
Person With	(10)Shared Dispositive Power 681,368

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       688,632 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      53.5%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, no par value (the "Common Stock") of Birch Branch, Inc., a Colorado corporation (the "Company"). The address and principal executive offices of the Company is 2525 Fifteen Street, Suite 3H, Denver CO 80211.

ITEM 2. IDENTITY AND BACKGROUND

             (a)-(c)     Michael L. Schumacher, of 2525 Fifteen Street, Suite 3H, Denver CO 80211 is President, Treasurer, Chief Financial Officer and a Director of the Company.

             (d)-(f)     The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows: None.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Mr. Schumacher was a founder and principal shareholder of Prime Rate Income & Dividend Enterprises, Inc., a Colorado corporation ("PIDV"). On the record date of the spin-off of the Company by PIDV, Mr. Schumacher was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 688,632 shares of common stock of PIVD. He acquired those shares for an aggregate consideration of approximately $25,000 in cash and real estate, real estate mortgage loans and other assets valued at approximately $525,000. Mr. Schumacher did not pay any additional consideration for the shares of common stock of the Company, but rather received them as a participant in the spin-off.

ITEM 4. PURPOSE OF TRANSACTION

            The securities of the Company were acquired by Mr. Schumacher for investment. Mr. Schumacher reserves the right to acquire additional shares of the Company's common stock, either in open market purchases should a public trading market for its shares develop or in private transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)     At the close of business on January 11, 2006, Mr. Schumacher beneficially owned directly 7,264 shares of common stock. Additionally, Mr. Schumacher is the sole beneficiary of the Schumacher & Associates, Inc. Money Purchase Pension Plan & Trust (Schumacher Plan) which owns 681,368 shares of common stock of the Company.

          Mr. Schumacher would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 688,632 shares of common stock. The securities represent 53.5% of the issued and outstanding shares of common stock of the Company. The foregoing is based upon 1,287,393 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Schumacher has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above.

         (c)     Mr. Schumacher has not purchased or sold any shares of common stock during the past 60 days.

         (d)     Not applicable

         (e)      Not applicable

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
                 SECURITIES OF THE ISSUER

           As more fully described in this report, Mr. Schumacher is President, Treasurer, Chief Financial Officer and a Director of the Company and a secured creditor of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 18, 2006 (Date)
/s/ Michael L. Schumacher (Signature)
Michael L. Schumacher (Name/Title)